NewCap Partners, Inc.

Statement of Financial Condition

December 31, 2018

NEWCAP PARTNERS, INC.

STATEMENT OF FINANCIAL CONIDITON

DECEMBER 31, 2018

ASSETS

Cash and cash in trust account – Note 2	$257,919
Accounts receivable – Note 1	253,428
Prepaid expenses	4,722
Property and equipment - at cost, less accumulated depreciation – Notes 1 and 4	2,943
Deposits	3,021
	$522,033

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	84,630
Accrued salaries	84,630
State franchise tax payable	4,520
	173,780
COMMITMENTS AND CONTINGENCIES – Note 6	
STOCKHOLDERS' EQUITY	
Common stock – no par value	653,394
Authorized 100,000,000 shares	
Outstanding 9,090,129 shares – Note 9	
Retained earnings (deficit)	(305,141)
Total Stockholders' Equity	348,253
	$522,033

See accompanying notes to financial statements

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Description of Business

The Company provides investment banking services in the fields of mergers, acquisitions, divestitures, financing, and general corporate financial matters. The Company is headquartered in California and provides services to customers throughout the world.

Financial Statement Presentation

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements. The Company has evaluated subsequent events through February 25, 2019.

Accounts Receivable

The accounts receivable totaled $253,428 at December 31, 2018. The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to earnings when that determination is made.

Property and Equipment

Property and equipment are recorded at cost, if purchased, or if donated, at fair market value at the date of receipt. Depreciation is provided by the straight-line and accelerated methods over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related costs and accumulated depreciation are eliminated from accounts and gains or losses are reported in earnings.

Repair and maintenance expenditures, not anticipated to extend asset lives, are charged to earnings as incurred.

Income Taxes

The Company's stockholders elected S Corporation status effective April 17, 1987. In lieu of federal corporate income taxes, the shareholders of the S Corporation are taxed on their proportionate share of the Company's taxable income or loss. The Company prepares its income taxes on the cash basis. The provision for income tax relates to California franchise tax of $5,320.

Note 1 – Summary of Significant Accounting Policies (continued)

The Company evaluation on December 31, 2018 revealed no uncertain tax positions that would have a material impact on the financial statements. The tax years 2015 through 2017 remain subject to examination by the IRS and California.

Retirement Plan

The Company adopted a SEP-IRA plan effective January 1, 2014 covering all employees with three years of service. Contributions to the plan are discretionary. The Company contributed $93,245 to the plan for the year ended December 31, 2018.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits, overnight investments at banks, and time deposits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. This pronouncement was effective for the Company in the current year. Upon adoption, the Company used a modified retrospective approach which resulted in no cumulative effect adjustment to opening retained earnings.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which will require leases to be recorded as an asset on the balance sheet for the right to use the leased asset and a liability for the corresponding lease obligation for leases with terms of more than twelve months. ASU 2016-02 is effective for the Company for the fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the impact the pronouncement may have on the financial statements.

Note 2 – Cash in Trust Account

The Company maintains a separate bank account for client funds pursuant to Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company did not have client funds in this account at December 31, 2018. The Company has $20 of its own funds in this account.

Note 3 – Revenue from Contracts with Customers

The Company derives its revenues from two principal investment banking activities: securities placements and merger and acquisition advisory services. The Company typically enters into a contract with its customers which contains a provision for the payment of a consulting fee which is recognized over the period specified in the contract. Additionally, the contract typically includes a "success fee" which is generally recognized at the point in time that performance under the contract is completed (the closing date of the transaction). The table below outlines revenue by major source.

Consulting fees and passthrough expenses	$ 111,372
Success fees	1,637,584
	$1,748,956

Note 4 - Property and Equipment

Furniture and fixtures	$ 33,412
Computer equipment	103,165
Less accumulated depreciation	(133,634)
	$ 2,943

Depreciation amounted to $981 for the year ended December 31, 2018.

Note 5 – Related Party Transactions

The Company reimburses its shareholders from time to time for business expenses incurred in the normal course of business operations. In addition, the shareholders may take S Corporation distributions and may advance money to the Company in the form of additional equity.

Note 6 – Commitments and Contingencies

Lease Commitment

The Company is obligated under a long-term lease agreement for its office space through January 31, 2023 with termination provisions at the beginning of the third and fourth years. Future minimum lease payments required under the terms of the lease are:

Note 6 – Commitments and Contingencies (continued)

2019	$29,426
2020	30,308
2021	31,218
2022	32,154
2023 (1 month)	1,533

Note 7 – Major Customers

The Company had service revenues representing more than 10% of its total service revenues for the year ended December 31, 2018 from five clients amounting to $1,637,584 and comprising approximately 93.6% of total service revenues.

Note 8 – Concentration of Credit Risk

In the normal course of business, the Company extends unsecured credit to its customers. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. At December 31, 2018, 95.4% of the Company's accounts receivable was from one customer.

The Company occasionally maintains deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Note 9 – Stockholders' Equity

In 2018 the Company issued 1,515,022 common shares resulting in 9,090,129 outstanding common shares at December 31, 2018.

Note 10 – Subsequent Events

Subsequent events were examined through February 25, 2019, the date the financial statements were available to be issued.

NEWCAP PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Securities Exchange Act Rule 15c3-1(a)(1) requires a minimum net capital requirement of $250,000. Securities Exchange Rule 15c3-1(a)(2) provides that a broker or dealer shall maintain net capital of not less than $5,000 if it does not hold funds or securities for customers, does not carry customer accounts, and limits its securities activities to certain enumerated activities.

The Company does not hold funds or securities for customers or owe money or securities to customers, and believes it meets all the requirements of Rule 15c3-1(a)(2). At December 31, 2018 the Company had net capital of $84,139 which was $72,554 in excess of its required net capital of $11,585. The Company's net capital ratio was 2.0654 to 1.

Note 12 – Exemptions Under Securities and Exchange Commission Rules 15c3-3

The Company was in compliance with the conditions of exemption under SEC Rule 15c3-3.

Therefore, the following schedules are not presented:

1.) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3(k)(2)(i).

2.) Information Relating to the Possession or Control requirements under Rule 15c3-3(k)(2)(i).

3.) A Reconciliation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.



Corby and Corby

AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
(310) 829-3854 FAX

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

Report of Independent Registered Public Accounting Firm

To the shareholders and
the board of directors of
NewCap Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NewCap Partners, Inc. (the "Company") (an S Corporation) as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended; and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PACOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the

1

accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The accompanying information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a – 5 under the Securities Act of 1934. In our opinion, the supplemental information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



CORBY AND CORBY
An Accountancy Corporation

We have served as the Company's auditor since 1992.

Santa Monica, California
February 25, 2019